UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 02, 2022

Barclays Bank PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays Bank PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Publication of Pillar 3 Report dated 26 October 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
(Registrant)

Date: November 02, 2022

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

26 October 2022

Barclays Bank PLC

Publication of Pillar 3 Report

Barclays Bank PLC today announces the publication of its Pillar 3 Report for 30 September 2022 (the "Q3 2022 Pillar 3 Report"). The Q3 2022 Pillar 3 Report is available on the Group's website at:

home.barclays/investor-relations/reports-and-events/latest-financial-results

Key Metrics

As at 30 September 2022, Barclays Bank PLC's solo-consolidated Common Equity Tier 1 ratio was 13.3%, UK leverage ratio (excluding claims on central banks) was 4.4% and liquidity coverage ratio was 131%. Please refer to the Q3 2022 Pillar 3 Report for the basis of preparation for these metrics.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755